Mail Stop 4561

August 12 , 2005

David M. Kepler
President
Greenville Federal Financial Corporation
690 Wagner Avenue
Greenville, Ohio 45331

Re: Greenville Federal Financial Corporation
    Form SB-2, amendment number 1, filed July 12, 2005
    File Number 333-126035

Dear Mr. Kepler:

      We have reviewed your Form SB-2, amendment number 1, and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   Revise the first sentence of the first paragraph to state, "(T)his is the initial public offering of shares of common stock of Greenville Federal Financial Corporation, a company to be formed in connection with the reorganization of Greenville federal savings and Loan Association into a mutual holding company form of organization".

2.   In the third sentence you refer to the MHC as your "parent." Normally the mutual
        holding company might be referred to as the "parent" of the savings and loan, but not of
        the holding company issuing stock in the conversion. Similarly, you seem to use the
        voice of the savings and loan in the second sentence of the third paragraph on page 1,
        rather than the voice of the registrant. Please review the filing, particularly the summary,
        to ensure that you use a consistent voice.

Summary, page 1

3.   Please delete the second paragraph. The shortened forms that you use need to be clear
        from context.

Our reasons for the reorganization, page 2

4.   On page 93 you say that a principal reason for the conversion is to better place yourself
        for future acquisitions or to be acquired. Please provide this information here.

5.   Please avoid imbedded lists such as that in the first paragraph. Use bullet points or some
        other technique that is clear for your reader. Note also for the principal paragraph on
        page 93.

How we determined the offering range…, page 4

6.   Please clarify in the fourth paragraph that these values are for the company and the peer
        group companies on a partially converted basis, as the company will be after the offering.

7.   We note that the price-to-book values you give for the peer group are the same on both a
        partially and fully converted basis. Please reconcile this information.

8.   For comparative purposes, please provide consistent tabular information between the two
        tables. We note that you use both price-to-earnings and price-to-core-earnings figures.

After-market performance…, page 6

9.   Please include a reference to the detailed figures provided on page 103.

10.   Please update this information to the extent feasible.

Risk Factors, page 12

11.   At the outset, please provide a separate risk factor that reflects your history of losses. At
        this risk factory or in the summary, describe the principal reasons for this situation and
        what you plan to do to become profitable. We note in this regard that you do not mention
        the unusual pension plan losses until page 40.

12.   Please provide the risk you describe beginning in the second paragraph in a separate risk
        factor. If you have some idea of how long it will be until you can optimally invest the
        funds from the offering please disclose this information.

Increased foreclosures may hurt earnings, page 13

13.   Please indicate whether this situation *has* hurt earnings and give the underlying reasons
        for this situation.

Selected Financial Ratios and Other Data, page 16

14.   Please tell us how the efficiency ratio has been calculated. Please revise this schedule to
        include the definition of this ratio.

Pro Forma Data, page 22

15.   Please revise your disclosure to state the existence of the put option which will be
        established with the creation of the employee stock ownership plan requiring the
        employer to repurchase shares issued to employees, at fair market value. Please refer to
        paragraph .23 of SOP 93-6.

16.   Please revise your disclosure to include the dilutive effect the issuance of authorized but
        unissued shares of stock would have instead of open market purchases to fund exercises
        of options granted under the stock option plan.

Management's Discussion and Analysis, page 30
General

17.   Please revise the management's discussion and analysis to include a separately labeled
        section for off-balance sheet arrangements and tabular disclosure of contractual
        obligations and the discussion of each. Please refer to the requirements of Item 303 of
        Regulation S-B.

18.   Please revise this section to specifically address the following trends and management's plan to cure such negative trends:

- Recurring net loss despite positive interest margin
- Negative cash flow from operations

Refer to Item 303 of Regulation S-B.

Average Balance Sheets, page 40

19.   Please revise the presentation to disclose the major categories of interest bearing liabilities as specified in Guide 3, Section I (A).

Liquidity and Capital resources, page 50

20.   Revise to disclose whether or not the Company has used or contemplates using in the future, derivative or hedging instruments.

Market area, page 52

21.   Please provide population figures for your market area.

Allowance for Loan Losses, page 56

22.   Please revise your disclosure to state how you determined the amount of each portion of the allowance. Please refer to Guide 3, Item IV (2).

Deposits and Borrowings, page 72

23.   Revise to disclose whether or not "brokered" deposits have been used in the past or are contemplated in the future.

Loans and other transactions with officers and directors, page 91

24.   Where appropriate, please fully describe the policy under which these nonstandard loans were made and indicate whether this policy is still in effect.

25.   Disclose specifically how these loans are different than those available to ordinary borrowers and the extent to which they represent additional risk than for similar loans.

Tax effects of our corporate change…, page 96

26.   In addition, indicate the body of law being opined upon. Revised

Legal and Tax Opinions, page 119

27.   Please provide the address of counsel who has passed upon the legality of the issue. See
        paragraph 23 of Schedule A to the 1933 Act.

Financial Statements

General

28.   Please revise your accounting policies to include discussion of the accounting treatment
        of the bank owned life insurance policy. In your disclosure please specifically address
        the accounting treatment of surrender charges. Please refer to paragraph 4 of FASB
        Technical Bulletin 85-4.

29.   Please revise the financial statements to disclose the nature of the restated amounts
        reflected in Amendment No. 1 for the period as of and for the nine months ended March
        31, 2005. Please refer to paragraphs 36 and 37 of APB Opinion 20.

Report of Independent Registered Public Accounting Firm, page F-2

30.   Please file an audit opinion which appropriately references the standards of the Public
        Company Accounting Oversight Board (United States). Refer to SEC Release 34-49528.

Statement of Operations, page F-7

31.   Please revise the statement to present the benefit plan termination fee as a separate line
        item on the income statement. Refer to Regulation S-X Article 9-.04 (14).

Statement of Cash Flows, page F-7

32.   Please revise to classify the increase in the cash surrender value of life insurance as an
        operating activity. Please refer to the guidance noted in paragraph 22(b) of SFAS 95.

Note A: Summary of Accounting Policies-Loans Receivable, page F-10

33.   Please revise your disclosure regarding mortgage servicing rights to state the line item in which the mortgage servicing rights are being presented on the balance sheet.

Note B: Investment and Mortgage Backed Securities, page F-17

34.   Please tell us the factors management specifically considered in evaluating the existence of an other than temporary impairment of the asset management fund. In your response, please specifically address the following factors:

- Description of the nature of the investment risks
- How management determined that the loss was temporary despite being in a loss position for over twelve months
- The financial condition and near-term prospects of the investment, including any specific events which may influence the operations of the issuer, such as changes in interest rates that may impair the earnings potential of the investment
- Management's intent and ability to retain the investments for a period of time sufficient to allow for any anticipated recovery in market value, including the anticipated timeline for recovery of the investment
- Any impairment charges taken subsequent to March 31, 2005

Please refer to the technical guidance in Staff Accounting Bulletin No. 59 and SFAS 115.

35.   Please revise your disclosure to name any security issuer, and state the aggregate book value and aggregate market value of the securities, when the aggregate book value of the securities exceeds ten percent of stockholders' equity, as of the end of the latest period reported. Please refer to Guide 3, Item II (c).

Note D: Allowance for Loan Loss, page F-22

36.   Please revise your disclosure to present charge-offs and recoveries on a gross basis. Refer to Guide 3, Item IV (A).

Note H: Federal Income Taxes (Credits), page F-25

37.   Please revise this footnote to explicitly state that management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the reported deferred tax assets. Refer to paragraph 17(e) of SFAS 109.

Note K: Benefit Plans, page F-28

38.   Please provide us the following information regarding the terminated defined benefit
        pension plan:

        - The date the termination of the plan was finalized
        - The date payment was made to the plan administrator
        - How management determined a loss had occurred as of March 31, 2005
        - The impact the termination of the plan is expected to have on the future financial
          statements

        Please reference any accounting literature considered.

Note N: Subsequent Events, page F-31

39.   Please tell us the terms of the sale of the investment in Intreive, Inc. In your response,
        please address the following questions:

        - When was the investment in the Intreive stock originated?
        - When did management commit to a plan to sell the shares of stock?
        - Did management actively seek a buyer of the shares? If so, at what date were the
          shares available for immediate sale? At what price was the stock marketed for
          sale?
        - What methods were used to value the Intrieve stock and to value the anticipated
          gain from the sale of the stock?
        - What was Greenville Financial's percentage ownership in Intreive?
        - What fees were paid to Intreive for each year presented for data processing fees?
          Why were such fees not classified as a related party transaction?
        - How did management determine consolidation or the subsidiary in prior periods
          was not appropriate? Was this evaluation reconsidered in subsequent periods?
        - What was the fair market value of the shares of Intreive at each period end which
          the stock was owned?

        In your response please reference technical literature to support your accounting
        treatment.

Exhibit 8

40.   Prior to effectiveness you will need to file an opinion, rather than a form of opinion.
        Please provide this on the letterhead of the law firm.

41.   We note the last partial paragraph on page 5. We assume that Keller & Company does not take any position with respect to the tax applications of their conclusion as to value. While you may wish to note the opinion of Keller & Company, it does not appear appropriate to conclude that your assumption is "supported" by that valuation. Please revise the opinion appropriately.

42.   We note you undertake no responsibility to update this opinion prior to effectiveness. Since the opinion must be current as of the date of effectiveness, either delete this sentence or provide a new opinion on or near the date of effectiveness.

General

43.   To the extent the effectiveness of the registration statement is delayed, please revise to included updated financial information under Rule 310(g) of Regulation S-B.

44.   Please ensure you include an updated consent from your independent accountant in the subsequent pre-effective amendments.

* * * * *

Closing Comments

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Greenville Federal Financial Corporation
Page 9

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        Direct any questions on accounting matters to Margaret E. Fitzgerald at 202-551-3556, or to Donald Walker, Senior Assistant Chief Accountant, at 202-551-3490. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551- 3434.

                        Sincerely,

                        Michael Clampitt
                        Senior Attorney

By fax: Cynthia A. Shafer
             Fax number 513-852-7895